November 2, 2026

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	KKR FS Income Trust Select File No. 811-23880

Ladies and Gentlemen:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), enclosed for filing on behalf of KKR FS Income Trust Select, a Delaware statutory trust (the “Company”), please find:

1.	A copy of the Company’s Fidelity Bond in the amount of $1,500,000 (the “Bond”); and

2.	A copy of the resolutions approved at the October 28, 2026 meeting of the board of trustees of the Company at which a majority of the trustees who are not “interested persons” of the Company, as defined in Section 2(a)(19) of the 1940 Act, approved the amount, type, form and coverage of the Bond and the portion of the premium to be paid by the Company.

The premium was paid for the period beginning November 3, 2026 and ending November 3, 2027.

If you have any questions regarding this submission, please do not hesitate to call me at (215) 495-1150.

Sincerely,

/s/ Stephen S. Sypherd

Stephen S. Sypherd

General Counsel and Secretary

KKR FS INCOME TRUST SELECT

Approval of fidelity bond

WHEREAS, Section 17(g) of the 1940 Act and Rule 17g-1(a) promulgated thereunder require a business development company (“BDC”), such as the Company, to provide and maintain a bond which has been issued by a reputable fidelity insurance company authorized to do business in the place where the bond is issued, to protect the Company against larceny and embezzlement (the “Fidelity Bond”), covering each officer and employee of the Company who may singly, or jointly with others, have access to the securities or funds of the Company, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his or her position as an officer or employee of a bank (each, a “Covered Person”);

WHEREAS, Rule 17g-1 promulgated under the 1940 Act requires that a majority of the Company’s Independent Trustees approve periodically (but not less than once every 12 months), in accordance with the provisions of Rule 17g-1 under the 1940 Act, the reasonableness of the form and amount of the bond, with due consideration to, among other things, the value of the aggregate assets of the Company to which any Covered Person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company; and

WHEREAS, under Rule 17g-1 promulgated under the 1940 Act, the Company is required to make certain filings with the Securities and Exchange Commission (the “SEC”) and give certain notices to each member of the Board in connection with the renewal of the Company’s fidelity bond (the “Renewed Fidelity Bond”), and designate an officer who shall make such filings and give such notices.

NOW, THEREFORE, BE IT RESOLVED, that, having considered all factors deemed relevant by the Board, including, but not limited to: (i) the expected aggregate value of the securities and other assets of the Company to which officers or employees of the Company may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities); (ii) the type and terms of the arrangements made for the custody of such securities and assets; (iii) the nature of securities and other investments to be held by the Company; (iv) the accounting procedures and controls of the Company; (v) the nature and method of conducting the operations of the Company and (vi) the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 promulgated thereunder, the Board, including a majority of the Independent Trustees, hereby determines that the amount, premium and coverage of the Renewed Fidelity Bond, substantially as described in the form presented at the Meeting and attached hereto as Exhibit E, covering, among others, the officers and employees of the Company and insuring the Company against loss from fraudulent or dishonest acts, including larceny and embezzlement, issued by Chubb Group of Insurance Companies having an aggregate coverage amount of at least the amount required under the 1940 Act, with any increase to such aggregate coverage amount as the Authorized Officers deem necessary or appropriate, be, and it hereby is, confirmed, ratified and approved; and it is further

RESOLVED, that the Authorized Officers be, and each of them individually hereby is, authorized, empowered and directed to take all appropriate actions, make filings with the SEC, with the advice of legal counsel to the Company, and to give notices as may be required, from time to time, pursuant to Rule 17g-1(g) and Rule 17g-1(h) promulgated under the 1940 Act to provide and maintain the Renewed Fidelity Bond on behalf of the Company; and it is further

RESOLVED, that the Authorized Officers be, and each of them individually hereby is, authorized, empowered and directed to amend the Renewed Fidelity Bond, in consultation with counsel to the Company; and it is further

RESOLVED, that the Authorized Officers be, and each of them individually hereby is, authorized, empowered and directed, in the name of and on behalf of the Company, to enter into, execute and deliver any agreement or other instrument, and to take all such steps, and to make all such payments, fees and remittances, as such Authorized Officer, with the advice of counsel, deems necessary, advisable or desirable or as may be required under the requirements of applicable law, including, but not limited to, the 1940 Act, to carry out the intent of the foregoing resolutions, such determination to be conclusively evidenced by the execution and delivery thereof; and it is further

RESOLVED, that any and all actions previously taken by the Company or any of its trustees or officers or others acting on behalf of the Company in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Company.